Ob 3-10-03

03012790

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 48347 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Lugano Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Avenue
(No. and Street)

| New Orleans | LA | 70170-2500 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold E. Doley, III — 504-529-9752 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles F. Webb, CPA
(Name — *if individual, state last, first, middle name*)

| 616 Baronne Street - Ste. 203 | New Orleans | LA | 70113 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account[ant] must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

AH 4/1/2003

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

# OATH OR AFFIRMATION

I, Harold E. Doley, III, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o The Lugano Group Incorporated, as o December 31, 2002, are true and correct. I further swear (or affirm) that neither the compar nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

None

Harold E. Doley III
Signature

President
Title

Notary Public  Bv1#18187

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cc solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

The Lugano Group Incorporated
201 St. Charles Avenue - Ste. 2500
New Orleans, LA 70170-2500

I have audited the accompanying statement of financial condition of The Lugano Group Incorporated as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lugano Group Incorporated at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Charles F. Webb
Certified Public Accountant

February 27, 2003



616 BARONNE ST., SUITE 203 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558

**THE LUGANO GROUP, INCORPORATED**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2002**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 164 |
| Commissions receivable | | 482 |
| Secured demand notes collateralized by investments | | 13,000 |
| Other receivable | | 20,000 |
| Furniture and equipment, net of accumulated depreciation of $12,432 | | |
| Organization Cost, net of accumulated amortization of $12,420 | | |
| Investment - NASD Warrants | | 10,400 |
| Total Assets | $ | 44,046 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ | 1,441 |
| Note payable | | 1,200 |
| | | 2,641 |
| **SUBORDINATED LIABILITIES** | | |
| Liabilities subordinated to the claims of general creditors | | 13,000 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $1.00 par value, 10,000 authorized, 100 shares issued and outstanding | | 100 |
| Contributed capital | | 44,214 |
| Retained earnings | | (15,909) |
| | | 28,405 |
| Total Liabilities and Stockholders' Equity | $ | 44,046 |

See notes to financial statements.

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

The Lugano Group Incorporated
201 St. Charles Avenue - Ste. 2500
New Orleans, LA 70170-2500

In planning and performing my audit of the financial statements of The Lugano Group Incorporated (the Company) for the year ended December 31, 2002, of which I have issued my report thereon dated February 27, 2003, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



616 BARONNE ST., SUITE 203 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act if 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulating of registered brokers and dealers and should not be used for any other purpose.

Charles F. Webb
Certified Public Accountant

February 27,2003